SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of September, 2003

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.	Nokia Press Release, September 11, 2003:
“Nokia focuses on Latin America with new phones and innovative strategy”

2.	Nokia Press Release, September 22, 2003;
“Nokia completes acquisition of assets of Sega.com Inc.”

PRESS RELEASE

September 11, 2003

Nokia focuses on Latin America with new phones and innovative strategy

Nokia CEO Jorma Ollila details how Nokia will help Latin American consumers to ‘take life mobile’

SAO PAULO, Brazil  - During a speech in Sao Paulo, Nokia Chairman and CEO Jorma Ollila detailed how the fast-growing Latin American market will play a large part in increasing the worldwide base of wireless customers. He also shared how Nokia expects the number of mobile users to grow to 2 billion in 2008. Additionally, Nokia took this opportunity to introduce three new handsets for all major wireless technologies, CDMA, TDMA and GSM, which will each be available in select markets across the Americas, and also highlighted two new handsets designed for emerging markets, including Latin America, unveiled just 2 weeks ago.

Ollila explained to the audience how innovative new mobile services like games, imaging and music combined with a strategy to make voice-centric handsets accessible to consumers in emerging markets are the basis of Nokia’s vision to help grow the global subscriber base to 2 billion mobile users in 2008. He went on to detail Nokia’s three-fold approach to the Latin American market: A commitment to Nokia’s local presence and understanding of each unique market in the region, a focus to reduce the total cost of ownership, and to make Nokia the preferred brand for consumers across Latin America.

“Nokia sees more than 80 percent of global mobile subscription growth coming from emerging markets over the next five years,” said Ollila. “In Latin America, we foresee the number of mobile subscribers exceeding 170 million in 2008, making this region one of great importance for Nokia over the coming years.”

Three new handsets, each operating on one of the three major wireless standards in operation across Latin America were also introduced:

•                  For CDMA markets, Nokia introduced its first CDMA camera phone, the Nokia 6225 handset. The Nokia 6225 phone features cdma2000 1X capability, a high-resolution VGA camera and Java™ technology.

•                  Demonstrating its commitment to the TDMA market, Nokia introduced the Nokia 6560 phone, the world’s smallest color-screen TDMA handset. Along with its small size, the Nokia 6560 phone features Java technology, a built-in hands free speaker, and an XHTML browser.

•                  Nokia also debuted the tri-band GSM Nokia 3200 phone, a camera phone that allows for the ultimate in personalization with user-created cutout covers. The Nokia 3200 phone features EDGE technology, a high-resolution color display, and an XHTML browser.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Media only please contact:

Media Relations
Nokia Americas
972-894-4573
communication.corp@nokia.com

Industry Analysts only please contact:

Virve Virtanen
Nokia Americas
972-894-6331
virve.virtanen@nokia.com

Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for complete information.

PRESS RELEASE

September 22, 2003

Nokia completes acquisition of assets of Sega.com Inc.

On August 19, 2003, Nokia (NYSE: NOK) announced its intention to acquire assets of Sega.com Inc., a subsidiary of SEGA. The agreement further enhances online games and service offerings for the Nokia N-Gage™ game deck, as Sega.com’s leading multiplayer technology will become an integral part of the Nokia N-Gage experience. The transaction was subject to customary closing conditions.  Nokia announced today that this acquisition was completed on September 16, 2003.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

About N-Gage

The Nokia N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active and hardcore gamers, the Nokia N-Gage is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The Nokia N-Gage also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc.

For further information:

Media only please contact:

NOKIA CORPORATION

Nokia Mobile Phones

Communication

Tel. +358 7180 08000

nokia.mobile.phones@nokia.com

Kenya Rodgers

Nokia Americas

+1 214-632-7159

communication.corp@nokia.com

www.n-gage.com/press

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel